Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: July 15, 2014

CEO Video Message_Transcript

Transcribed July 13, 2014

Susan Cameron:

Murray and I are delighted to be here today to talk about why we believe that the acquisition of Lorillard by Reynolds American is great news for both companies, as well as adult tobacco consumers. This acquisition will provide R.J. Reynolds Tobacco with tremendous strength in terms of its core brands. We will be stronger with this portfolio. The addition of Newport to our core brand portfolio is an excellent complimentary positioning. We will have strong flagship brands in each of the core tobacco segments, as well as in moist, as well as in vapor, so the strength of that portfolio is very exciting going forward.

Secondly, the transaction certainly continues to support our commitment and our journey to transform the tobacco industry. This transaction will result in substantial synergies, as well as growth opportunities, for the new company that will help us to fuel future investment in brand building, research and development and innovation for the future of the company.

We believe that this transaction is actually great for all shareholders, again substantial synergies, growth opportunities for the new company. And not to mention British American Tobacco, currently our largest shareholder, and they will remain as our largest shareholder, with 42 percent. They have certainly significantly expressed their support for the transaction. And they believe, as we do, that it has both excellent strategic and financial merits.

And lastly I think, as we look at our operating companies again being focused on these core flagship brands means that we will be more operationally efficient. And that will give us the opportunity to have an even greater focus and ability to satisfy the interests of adult tobacco consumers as well as our wholesale and retail partners.

Murray, how about you?

Murray Kessler:

Thanks, Susan. From our perspective, this transaction is a win for our shareholders, but it’s also a win for employees, for adult tobacco consumers and for customers. From a shareholder perspective, there is obviously financial rewards, but the big idea here, and what excites myself and our Board of Directors, is the strategic opportunity here that will benefit the rest.

First off, obviously the transaction creates synergies between them, but that’s being accomplished while the vast majority of our employees are still going to have positions with either Reynolds or with Imperial, which is really unique. So I feel great about that, but then again it’s also generating tremendous synergies which are going to be invested in brands, and that investment in brands is going to be great for consumers, because it’s going to allow for future innovation and everything else that comes with good competition.

And then, from a customer standpoint, you’re going to have three great companies, but I don’t want to lose sight of the big picture. While this is great financial rewards for all the companies involved, what’s really happening today, and it really goes to a lot of credit to Susan and her team, is that there is a transformation that’s about to take place in the tobacco industry, and it’s huge. You are combining the Lorillard company, which I’m very proud of, and has an unbelievable brand in Newport that is completely complimentary and unique to the portfolio of brands at Reynolds.

Susan Cameron:

The real significance here is the strategic combination of these brand portfolios, and that Reynolds American on a go-forward basis we will include in that portfolio obviously the current, which is Camel and Pall Mall, Natural American Spirit, Grizzly and VUSE, but adding the Newport brand that has a growth record over the last three decades is very exciting. There are three brands from R.J. Reynolds and two brands from Lorillard that are being sold to Imperial. And those include KOOL and Salem and Winston and Maverick and the blu brand.

And we decided to sell those brands for three reasons. Obviously, firstly we will benefit from a couple of things. We will benefit from the operational simplicity of focusing on large core brands at R.J. Reynolds without the complexity of some of the support brand operations. Secondly, selling those brands helps us to pay for the transaction. And thirdly, the U.S. regulators do have to approve this transaction, and they will look at the competitiveness of the industry, and we think that this is appropriate.

Murray Kessler:

From our perspective, we are proud of what we’ve accomplished with blu and that’s going to go over to Imperial. But again it’s very important that in all this happening is to get regulatory approval, so there needed to be a great company formed on their side as well, and blu is going to help them do that. Imperial is getting some great brands, as well, that are going to get a lot of additional investment.

Susan Cameron:

And we have announced also today that we are pursuing an R&D and technology-sharing arrangement for next-generation products that include heat-not-burn and include vapor, and we believe that that will be good for both companies, and opportunities for future global growth for the new company. We have always respected Lorillard, we’ve respected the Newport brand, we’ve respected their talented employees, and we work just up the road from each other.

So I am very confident about the integration planning, about working through the transition that will occur once we get to close in this transaction. And I feel very good that the people will be a good fit as it relates to our organization and, of course, the people will participate in the setting up of the Imperial organization, and we’ll have a good run at it.

Murray Kessler:

Yes, I think, as complex as it sounds, based on our mutual respect and everything that’s involved with this, you’ll find that this very difficult transaction is integrated very seamlessly. Clearly, there will be a regulatory approval process, so in the interim, we’ll continue to compete as we always have, and that will be business as usual. But ultimately I think customers should view this very positively, real meaningful company with Imperial that is going to want to work very hard to increase visibility, to promote those brands that have been non-strategic in the past but now are going to get investment and shelf space and all of that. I don’t see how customers don’t benefit from that.

Susan Cameron:

And I would just add to that, and Murray referenced it before, but the national footprint, the truly national footprint, the complementarity of our strengths and weaknesses between the two businesses will certainly benefit customers, and national customers where neither of us have had something to play across the whole stage. And, as a combination, I think we will offer them very good value, and those relationships will be sustained.

We will decide obviously in the next few weeks exactly the integration planning process. As we’ve referred several times today, it will be complicated. But we have great experience in integration. From Reynolds American’s perspective, we have integrated Santa Fe, we have done the merger with Brown & Williamson, we have bought the Conwood company and integrated all those businesses and added the RJRT Vapor Company to the portfolio this year. So I am very confident in the talented employees across these businesses to be able to plan a seamless transition.

However, in the meantime, it is business as usual, and we will continue to compete until we have the approval of the regulators and the approval of Imperial shareholders, Lorillard shareholders and Reynolds American shareholders.

I am looking forward to running the new Reynolds American company going forward. Upon close, I think we will have put together a magnificent number two player in the tobacco industry. We will continue our transformation. And I actually look forward to working with Murray in a future capacity.

Murray Kessler:

You are going to do fabulous, and I’m not going anywhere either. I will be joining the Reynolds Board, and I look forward to helping them and Susan to transform the tobacco industry.

Susan Cameron:

We are very confident that the synergies and the additional revenue growth opportunities with this new portfolio will propel our vision to transform the tobacco industry and that we will be a very, very efficient growth company.

[End]

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.